WASHINGTON, D.C. OFFICE Suite 800 1850 M Street, N.W. Washington, D.C. 20036 Telephone: (202) 263-4300 Facsimile: (202) 263-4329	SMITH, GAMBRELL & RUSSELL, LLP ATTORNEYS AT LAW	FLORIDA OFFICE Suite 2200, Bank of America Tower 50 North Laura Street Jacksonville, FL 32202 Telephone: (904) 598-6100 Facsimile: (904) 598-6300
SUITE 3100, PROMENADE II 1230 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30309-3592 TELEPHONE (404) 815-3500 FACSIMILE (404) 815-3509

M. Timothy Elder Direct Dial: 404-815-3532 Direct Fax: 404-685-6832 E-Mail: telder@sgrlaw.com

March 7, 2008

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	AirTran Holdings, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 4, 2008

File No. 001-15991

Dear Mr. Humphrey:

We have today electronically filed with the Securities and Exchange Commission on behalf of AirTran Holdings, Inc. (the “Company”) this response to your letter dated February 25, 2008 with respect to your review of certain items in the Company’s Form 10-K for the year ended December 31, 2007. This letter will respond to each of your comments in the order presented in your letter. The Staff comments from the February 25, 2008 letter are reproduced below in bold-faced text followed by the Company’s respective responses. A courtesy copy of the filing has been forwarded to Ms. Singleton via facsimile transmission at the fax number listed above. References herein to Airways mean AirTran Airways, Inc., a wholly owned subsidiary of the Company.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

March 7, 2008

Page -2-

Form 10-K (Fiscal Year Ended December 31, 2007)

Item 7. Management’s Discussion and Analysis, page 25

Other (Income) Expense, page 28

1.	Reference is made to your paragraph discussion of the $6.2 million gain on the sale of two aircraft. Please expand your reasons for the purchase of the two aircraft and management’s subsequent determination to sell the aircraft shortly after purchase. Please describe the type of aircraft that was purchased and then sold. Also, the gain on the sale should be reclassified as a component of “operating income” in the statements of operations and in future discussions in MD&A. Refer to paragraph 45 of SFAS No. 144.

During 2003, AirTran entered into a purchase agreement with Boeing to purchase Boeing B737 (B737) aircraft. Given the cost and time it takes to manufacture an aircraft, it is customary for airlines to enter into aircraft purchase agreements several years before actually taking delivery of the aircraft, based on the airline’s projections of its future capacity requirements at that time. The aircraft that the Company sold during the second quarter of 2007 were acquired pursuant to the 2003 agreement to purchase B737 aircraft. The decision to sell the two aircraft was driven by the Company’s conclusion, based on various factors including the Company’s near term expansion plans, that it would moderate the growth in the Company’s fleet size. Consequently, the Company sold two of twelve aircraft scheduled for delivery in 2007.

The two aircraft were sold immediately upon the purchase by Company. The Company believes that classifying the gain on sale of the two aircraft as a component of other (income) expense is appropriate because the Company did not operate the two aircraft in revenue service. In fact, at the time the aircraft were purchased, the Company had a binding contractual obligation to immediately sell the aircraft. Given that the two aircraft were never operated in revenue service, the aircraft were not considered long-lived assets as contemplated in SFAS No. 144. The Company believes the classification of the gain below operating income is proper as the Company believes the transaction is more of a financial transaction involving the sale of a right to acquire the aircraft rather than the sale of an operating asset.

The Company proposes to revise its future Liquidity and Capital Resources discussion of Aircraft Acquisitions and Purchase Commitments to include the following discussion:

During the second quarter of 2007, we took delivery of two B737 aircraft previously ordered and immediately sold the two aircraft for cash proceeds of $77.9 million, of which $5.0 million was received prior to 2007. The two aircraft that we sold were acquired pursuant to a 2003 agreement to purchase B737 aircraft. The decision to sell the two aircraft was driven by our conclusion, based on various factors including our near term expansion plans, that we

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

March 7, 2008

Page -3-

would moderate the growth in our fleet size. Consequently, we sold two of the twelve aircraft scheduled for delivery in 2007 and recognized a gain on sale of $6.2 million. We classified the gain on sale of the aircraft as a component of other (income) expense because we did not operate the aircraft in revenue service.

2.	Further, the $10.7 million costs associated with the termination of the exchange offer to acquire Midwest Air Group should similarly be reflected as a component of “operating income.” We would generally consider the costs associated with acquisitions and exchange offers to constitute operating costs even if the acquisition attempt is not successful. Please revise in the statements of operations and in future discussions in MD&A.

The Company believes the costs associated with its efforts to acquire Midwest Air Group are appropriately classified as non-operating. In the Company’s normal course of operations for the past several years, the Company has rarely been involved in potential acquisitions of other airlines, and certainly has not incurred costs of the magnitude of those incurred in this effort. The Company does not have an internal mergers and acquisitions (M&A) group, and has only classified third-party external costs within the reference caption on the income statement. Based on these considerations, the Company believes these costs are unrelated to its normal operating activities. Additionally, a key metric for analysts and other users of an airline’s financial statements is operating cost per ASM. The Company believes that inclusion of the Midwest costs in operating expenses (and thus in the computation of operating cost per ASM) would inappropriately distort that key operating metric, particularly for the applicable 2008 periods as comparisons to prior periods would show a significant decline in unit operating costs that was not reflective of the Company’s actual operating activities.

For these reasons, the Company believes that presentation of the costs associated with its efforts to acquire Midwest Air Group are more appropriately classified as non-operating, and that such presentation is more meaningful for the users of the Company’s financial information. The Company also notes that the costs are prominently displayed as a separate line item on the statement of operations and thus there is full transparency in the financial statements as to the Company’s treatment of the costs.

Financial Statements

Note 6 – Leases, page 57

3.	Refer to the disclosure regarding your variable interests in the leasing entities presented in the final paragraph of this Note. Please expand your disclosure to more fully comply with the requirements of paragraph 24c of FIN 46R.

The Company’s maximum exposure to loss as a result of its involvement with these leasing arrangements is limited to the remaining lease payments because the Company is not required to

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

March 7, 2008

Page -4-

purchase the aircraft or fund any additional losses that the lessor trust might incur. The remaining lease payments on the aircraft leased through these leasing arrangements were $37.0 million as of December 31, 2007.

The Company proposes to revise its future footnote disclosure to include the language above.

********

Closing Comments

Transmitted with this letter is a letter from the Company acknowledging the matters requested by the Staff.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP Attorneys for AirTran Holdings, Inc.

MTE/jlc

cc:	Stanley J. Gadek

Richard P. Magurno, Esq.

Howard E. Turner, Esq.

[AirTran Letterhead]

March 7, 2008

VIA EDGAR AND FACSIMILE TRANSMISSION (202-772-9202)

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	AirTran Holdings, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 4, 2008

File No. 001-15991

Dear Mr. Humphrey:

In response to the Staff’s request in your letter dated February 25, 2008, AirTran Holdings, Inc. hereby acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3) The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AirTran Holdings, Inc.

/s/ Stanley J. Gadek
Stanley J. Gadek Chief Financial Officer